GODINHO, SINCLAIR*

Business Lawyers

Suite 1020 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

Telephone: (604) 689-9930
Fax: (604) 689-9940

Reply Attention of Harley D. Sinclair
E-Mail: hds@godinhosinclair.bc.ca
File No. 5069/026

02 FEB 25 AM 8:13

January 11, 2002

VIA MAIL

02015392

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-9, 450 - 5th Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs/Mesdames:

Re: Global Technologies Inc. (the "Company")
- Exemption No. 82-4375
- Filing under Rule 12g3-2(b)(1)(iii)

SUPPL

Enclosed is a news release dated December 13, 2001.

Yours truly,

GODINHO, SINCLAIR

Per:

Harley D. Sinclair

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

HDS/rp
Encl.

dlw 2/25

* an association of lawyers and law corporations

\\Hds\HDSData\Client(pubco)\Global\Debt Settlement\sec 11.doc

CONSOLIDATED GLOBAL TECHNOLOGIES INC.
Suite 318, North Tower, 650 West 41st Avenue
Vancouver, BC V5Z 2M9
TEL (604) 437-0208 / FAX (604) 435-1913

December 13, 2001

Exemption No. 82-4375

FOR IMMEDIATE RELEASE

COMPANY ANNOUNCES DEBT SETTLEMENT

The Company wishes to announce that it has arranged a $100,000 debt settlement. Subject to CDNX approval, the Company will issue 1,000,000 common shares at a price of $0.10 per share.

"Howard Jampolsky"

Howard Jampolsky,
President & Director

For further information, please contact Howard Jampolsky.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.